November 9, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attention: Kevin Woody, Accounting Branch Chief

Re:	Oppenheimer Holdings Inc. Form 10-K Filed March 2, 2011 File No. 001-12043
Dear Sirs:
Oppenheimer Holdings Inc. (the “Company”) is in receipt of a comment letter from the United States Securities and Exchange Commission (the “Commission” or the “SEC”) dated September 22, 2011. The Company’s responses below follow the numbered points in the comment letter.
Form 10-K for the year ended December 31, 2010
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
1. Summary of Significant accounting policies
Basis of Presentation, page 75
1. We have considered your response to our prior comment one. Given the apparent quantitative significance of the over-accrual of compensation expense to net earnings for the year ended December 31, 2009 and several quarterly periods, we are unable to agree with your conclusions regarding materiality. Please advise us or revise accordingly.
Response:
As a follow up to the Company’s response on October 13, 2011 to the Commission’s letter dated September 22, 2011, the Company will include in its next filing the following disclosure:
As previously disclosed, the Company identified certain over-accruals in compensation and related expenses related to prior periods which the Company adjusted during the three month period ended March 31, 2010. These previously recorded out-of-period adjustments, which were not material to any prior period, resulted in an increase to compensation and related expenses of $3.7 million for the year ended December 31, 2010. The over-accruals occurred in the Global High Yield (“GHY”) loan sales and trading business and were the result of duplicate production related compensation expenses being accrued. In addition, the Company had other out-of-period adjustments in 2010 that offset the over-

accrual of GHY compensation totaling $1.1 million that were also corrected in the three month period ended March 31, 2010. Most notably was the reversal of a legal accrual of $1 million related to the settlement of an Auction Rate Securities (“ARS”) case and the recognition of a fair value adjustment of $1.1 million related to ARS as a result of this legal settlement (net effect of $67 thousand). The remaining out-of-period adjustments, individually of lesser amounts, in the aggregate were approximately $1 million.
The Company considered all of the above out-of-period adjustments both individually and in the aggregate in light of several quantitative and qualitative factors that mitigate the large percentage impact on pre-tax income when assessing impact to the overall financial statements. The out-of-period adjustments of $3.7 million related to the GHY business did not result in any over payments to employees or members of management. And compensation payments made in April 2010 were substantially equal to and offsetting the amount referred to above. The magnitude of the out-of-period adjustments were exacerbated by the low profitability of the Company in 2009 and 2010. The adjustments did not impact the trend of earnings from the net loss in 2008 to the net income reported in 2009 and 2010 nor did they cause income (loss) to result in loss (income) for any of the periods in question. The adjustments for each period would have improved results incrementally and did not change significantly the magnitude of the variances period-over-period.
While this reduced level of earnings in 2009 and 2010 resulted in the net over accrual being quantitatively large on pre-tax earnings, the Company assessed the impact on return on assets, return on equity, total revenues, total expenses, compensation expense, compensation as a percentage of revenue ratio, shareholders’ equity, book value per share, and the capital markets business segment’s total revenues and profitability in determining the materiality of the adjustments to the financial statements taken as a whole and concluded that the adjustments were not material in the context of the overall financial statements. The Company also considered factors such as there was no negative impact on regulatory or debt covenant calculations as a result of these items. As a result, the Company concluded that the impact of the adjustments was not material, individually or in the aggregate, to the 2009 or 2010 consolidated financial statements.
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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have further questions or comments, do not hesitate to contact the undersigned.

Yours truly, Oppenheimer Holdings Inc.
Jeffrey J. Alfano,
Chief Financial Officer